Filed by Bristow Group Inc.

(Commission File No. 001-31617)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Era Group Inc.

(Commission File No. 001-35701)

Dear Colleagues,

Today is an important day in the life of Bristow as we continue to position our global company for long term success. It is with great enthusiasm that I announce our plan to combine with Era.

Like us, Era is a company with an unwavering commitment to safety, service excellence, financial discipline and like-minded employees. The combination of these two companies will strengthen Bristow’s global leadership in offshore aviation transportation as well as search and rescue operations while creating a financially stronger company.

The benefits of the combination with Era are expected to include better utilization of our aircraft and a more diversified customer base. Bristow will have approximately 300 mostly owned operating aircraft, creating the world’s largest operator of S92, AW189 and AW139 helicopters. The new organization will offer a broader range of world-class, efficient solutions for our global oil and gas customers and governmental agencies all while positioning Bristow to address ongoing industry challenges and making the investments needed to ensure safe and reliable operations.

The transaction is not expected to close until the second half of 2020, following (i) receipt of Bristow and Era shareholder approvals, (ii) completion of required regulatory approvals, and (iii) satisfaction of other customary closing conditions. It is important to note that both Boards of Directors and Bristow’s largest two shareholders support the combination.

Upon closing of the transaction later this year, Chris Bradshaw, the current President and CEO of Era, will become the President, CEO and Board member of Bristow and I will be stepping down from my current roles at Bristow. I have gotten to know Chris well over the past few years and I know him to be a leader with great integrity and someone who is well positioned to lead Bristow into its next chapter.

Until we close this transaction Bristow and Era will continue to operate as separate, independent companies and competitors and I will continue as President, CEO and Board member. The senior management team of the combined company is expected to be named at a later date.

I am proud to have led Bristow through some of the most challenging events in our company’s history and I am proud to lead this company through the closing of the combination with Era. You have my word that I will continue to serve Bristow with the same commitment, dedication, enthusiasm and passion as I have over the past 10 years with the company.

The future of Bristow and the opportunities this strategically and financially compelling combination presents are exciting. We should be proud of the meaningful strides we have made toward improving our Target Zero safety culture, processes, results, as well as diversification of our aviation services; none of which would have been possible without each of you.

We will continue to operate as we always have by maintaining our focus on the uncompromised safety and wellbeing of each other, our passengers, and our clients. In terms of integration planning for this combination, we are in the very early stages. A well thought out post-closing integration process will include representatives from both companies. This will ensure that “best practices” from both companies are integrated into the new Bristow. Once the integration team is in place and the details of the integration process have been developed, more information will be provided.

Undoubtedly, there will be many questions over the next few weeks. I am committed to keeping you updated throughout this process and will do such as significant events warrant. In the meantime, click here for a set of FAQs and additional details about the combination.

I appreciate that while this is an exciting combination, this is a lot to process considering all the challenges we have overcome over the past 14+ months. As we did during our restructuring process, I ask you to continue to remain focused on your day-to-day tasks, fully committed to safety and service excellence. It is keenly important that we continue to fulfill our commitment to our Core Values: Safety, Quality and Excellence, Integrity, Fulfillment, Teamwork and Profitability.

We are confident that the combination of Bristow and Era will position our future well. I remain thankful for your continued hard work and dedication to Bristow as you are the heart and soul of this great company.

As always, please feel free to reach out directly to me with comments and questions.

All the best,

Don

Forward-Looking Statements

Bristow and Era caution that statements in this press release which are forward-looking, and provide information other than historical information, involve risks, contingencies and uncertainties that may impact actual results of operations of Bristow, Era and the combined company. These forward-looking statements include, among other things, statements regarding plans and expectations with respect to the proposed transaction and the anticipated impact of the proposed transaction on the parties results of operations, financial position, growth opportunities and competitive position, including anticipated or expected revenues, EBITDA run-rates, cost savings and synergies, best-in-class operations, opportunities to capture additional value from market trends, fleet size and diversity, safety and transition issues, free cash flow, plans to de-lever and potential shareholder return. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we can give no assurance that those expectations will prove to have been correct. These statements are made by using various underlying assumptions and are subject to numerous risks, contingencies and uncertainties, including, among others: the ability of Bristow and Era to obtain the shareholder approvals necessary to complete the anticipated combination, on the anticipated timeline or at all; the risk that a condition to the closing of the anticipated combination may not be satisfied, on the anticipated timeline or at all or that the anticipated combination may fail to close; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated combination; conditions imposed on the companies in order to obtain required regulatory approvals; the costs incurred to consummate the anticipated combination; the possibility that the expected synergies or cost savings from the anticipated combination will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies; disruption from the anticipated combination making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated combination; adverse changes in the markets in which Bristow and Era operate or credit markets, including disruptions in the offshore oil and gas markets throughout the globe; changes in the regulatory regimes governing the offshore oil and gas markets and the offshore oil and gas services markets; the inability of Bristow or Era to execute on contracts successfully; changes in project design or schedules; the availability of qualified personnel, changes in the terms, scope or timing of contracts, contract cancellations, change orders and other modifications and actions by customers and other business counterparties of Bristow and Era, changes in industry norms and adverse outcomes in legal or other dispute resolution proceedings. If one or more of these risks materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected. You should not place undue reliance on forward looking statements. For a more complete discussion of these and other risk factors, please see each of Bristow’s and Era’s annual and quarterly filings with the Securities and Exchange Commission, including Era’s annual report on Form 10-K for the year ended December 31, 2018, and Bristow’s annual report on Form 10-K for the year ended March 31, 2019 and their respective subsequent quarterly reports on Form 10-Q. This press release reflects the views of Bristow’s management and Era’s management as of the date hereof. Except to the extent required by applicable law, Bristow and Era undertake no obligation to update or revise any forward-looking statement.

Additional Information and Where to Find It

In connection with the proposed transaction, Era intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a joint proxy statement of Era and Bristow that also constitutes a prospectus of Era (the “Joint Proxy Statement/Prospectus”). Each of Era and Bristow will provide the Joint Proxy Statement/Prospectus to their respective stockholders. Era and Bristow also plan to file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the Joint Proxy Statement/Prospectus or Registration Statement or any other document which Era or Bristow may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE

PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. You may obtain a copy of the Joint Proxy Statement/Prospectus (when it becomes available), the Registration Statement (when it becomes available) and other relevant documents filed by Era and Bristow without charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to (1) Era by mail at 945 Bunker Hill, Suite 650, Houston, Texas 77024, Attention: Investor Relations, by telephone at (713)-369-4700, or by going to the Investor page on Era’s corporate website at www.Erahelicopters.com; or (2) Bristow by mail at 3151 Briarpark Drive, Suite 700, Houston, Texas, 77042, Attention: Investor Relations, by telephone at (713) 267-7600, or by going to the Investors page on Bristow’s corporate website at www.Bristowgroup.com.

Participants in Proxy Solicitation

Era, Bristow and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Era and Bristow stockholders in respect of the proposed transaction under the rules of the SEC. You may obtain information regarding the names, affiliations and interests of Era’s directors and executive officers in Era’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on March 8, 2019, and its definitive proxy statement for its 2019 Annual Meeting, which was filed with the SEC on April 24, 2019. Investors may obtain information regarding the names, affiliations and interests of Bristow’s directors and executive officers on Bristow’s website. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read The Joint Proxy Statement/Prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.